Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 355 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS FINALIZES ACQUISITION OF PRC BOUWCENTRUM

ARNHEM, The Netherlands, November 14, 2003—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has closed the acquisition of PRC Bouwcentrum B.V. (PRC). PRC specializes in project management and provides consultancy and research services in construction, housing, spatial planning, infrastructure and sustainable development. PRC employs 350 people and its 2002 gross revenue was € 34 million. In October the shareholders of PRC (all employees of the firm) almost unanimously approved the acquisition. More recently, the Dutch competition authorities have also approved the acquisition.

PRC is primarily active in the markets for construction and infrastructure, with project management as its core competency, including consultancy on construction processes, project organization, design briefs, and cost management. This expertise is applied to housing issues for governments and companies, in health care and education, in urban renewal, in the development of commercial real estate and in infrastructure projects. The acquisition offers PRC access to the domestic and international marketing channels of ARCADIS for the sale of its expertise. PRC will remain active under its own name.

For ARCADIS the acquisition brings a significant expansion in project management. Harrie Noy, Chief Executive Officer, commented: "Client demand to completely outsource projects from development to operations, including the responsibility for time and costs, is increasing. In addition to technical competence, project management is a key to success in this market. The solid market position of PRC in the health care, education and housing markets is an important asset."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl
Visit us on the Internet: http://www.arcadis-global.com

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